Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Team Nation Holdings Corp.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Team Nation Holdings Corp. of our report dated April 11, 2011, with respect to the balance sheets of Team Nation Holdings Corp. (the Company) as of December 31, 2010 and December 31, 2009, and the related statements of operations, shareholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2010 expresses an unqualified opinion and includes an explanatory paragraph relating to substantial doubt as to the Company’s ability to continue as a going concern, and which report appears in the 2010 Annual Report on Form 10-K of Team Nation Holdings Corp..

/s/  Kelly and Associates

Kelly & Company
Costa Mesa, California

May 18,2011